UNRIVALED BRANDS, INC.

3242 S. Halladay St., Suite 202

Santa Ana, California 92705

February 11, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Unrivaled Brands, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-259594) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Monday, February 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at (212) 908-3905 or Naveen Pogula of Thompson Hine LLP, at (404) 541-2913. Please also call either Faith Charles or Naveen Pogula as soon as the Company’s Registration Statement on Form S-3 has been declared effective. Thank you for your attention to this matter.

Sincerely,

UNRIVALED BRANDS, INC.

By:	/s/ Francis Knuettel II
Name:	Francis Knuettel II
Title:	Chief Executive Officer

cc:	Joseph Segilia, Unrivaled Brands, Inc.
Faith Charles, Thompson Hine LLP Naveen Pogula, Thompson Hine LLP